

Mail Stop 3720

June 21, 2007

Scott P. Mitchell
President and Chief Executive Officer
Think Partnership Inc.
28050 US 19 North, Suite 509
Clearwater, Florida 33761

Re: **Think Partnership Inc.**
Registration Statement on Form S-3
Filed May 25, 2007
File No. 333-143299

Dear Mr. Mitchell:

We have limited our review of your Form S-3 to consideration of your disclosure concerning the shares being registered on this registration statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering for resale 12,118,891 shares of common stock and that you recently registered the resale of a significant number of shares on behalf of many of the same selling shareholders (e.g., Form S-3, file number 333-134823, effective August 1, 2006; Form SB-2 file number 333-121761, effective July 24, 2006). In

particular, we note that Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer are offering a significant number of shares in the current registration statement and registration statement no. 333-134823. Given the size of the current and past transactions being registered on behalf of Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. As such you must identify each of these selling shareholders as an underwriter rather than stating that they "may" be considered underwriters, as you disclose on page 13.

If you disagree with our analysis, please advise us of your basis for determining that their transactions are appropriately characterized as a secondary offering. In your analysis, please address the following among any other relevant factors:

- The percentage of the overall offering made by Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer;

- The date on which and the manner in which each of these entities received the shares and/or the overlying securities;

- The relationship of each of these entities with the company, including an analysis of whether Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer are affiliates of the company;

- Any relationships among Magnetar Capital Master Fund, Ltd., entities affiliated with Karl Brewer and any other selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- Any discount at which these entities will purchase the common stock underlying the warrants; and

- Whether or not any of these entities are in the business of buying and selling securities.

Prospectus cover page

2. We note the statement on the cover page that the shares being registered "represent approximately 16.7% of our current outstanding Common Stock, including the shares offered under this prospectus." Please revise to disclose the percentage of shares not including the shares offered under the instant prospectus.

<u>Registration fee table</u>

3. We note your statement in footnote (3) to the registration fee table that, pursuant to Rule 457(p), you have offset the filing fee due for the shares being registered under the current registration statement with the filing fee paid in connection with prior registration statement no. 333-121761. Since you are carrying forward the unsold shares from registration statement no. 333-121761 pursuant to Rule 429, you may not use the fee paid for the shares being carried forward to offset the filing fee due on the additional shares being registered on the current registration statement. Rule 457(p) is only available if the offering for the unsold shares has been completed or terminated. Please revise your registration fee table and pay the appropriate filing fee due.

<u>Table of Contents</u>

4. Please add the "Selling Shareholders" subsection to the table of contents.

<u>Selling Shareholders, page 4</u>

5. The disclosure in this section is confusing. Please revise your disclosure to address the following points:

    -   Please reconcile the total number of shares being offered in the selling shareholder table (12,118,894) with the number of shares being registered (12,118,891).

    -   We note your statement in footnote (a) that suggests the selling shareholder table "does not reflect 'beneficial ownership' as calculated pursuant to Rule 13d-3." Please revise your disclosure so that it does. See Items 507 and 403 of Regulation S-K.

    -   Please disclose in the footnotes to the selling stockholders table the number of shares included in each selling shareholder's beneficial ownership amount that are outstanding and the amount that the selling shareholder has the right to acquire (i.e., the number of shares issuable upon exercise of warrants and options, etc.)

    -   You disclose in footnotes to the selling shareholder table that shares being offered by particular selling shareholders "exclude" certain shares. Instead of explaining the nature and number of shares that are excluded, provide disclosure about the nature and number of the shares being offered (e.g., the number of shares being offered that are outstanding, issuable upon exercise of warrants, etc.). In addition, rather than stating that particular shares are "excluded" from the current offering because they are being offered under other registration statements, state that the particular selling shareholder is also offering shares under other registration statements, providing the relevant details.

- The disclosure in the footnotes to the selling shareholder table about the number of shares being offered under other registration statements does not add up. As just one example, in footnote (4), you state that the shares being offered by Mac & Co exclude 212,150 shares, 161,000 of which were issued upon conversion of Series A convertible preferred stock and 80,500 underlying a warrant to purchase common stock; however, the number of shares issued upon conversion of Series A convertible preferred stock and underlying the warrant adds up to 241,500 shares and not 212,150 shares.. You also state that these excluded shares are offered under registration statement no. 333-134823. Registration statement no. 333-134823 disclosed that Mac & Co is offering 241,500 shares, consisting of 161,000 issuable upon conversion of Series A convertible preferred stock and 80,500 shares underlying a warrant to purchase common stock. If Mac & Co is offering 241,500 shares under registration statement no. 333-134823 and 38,025 shares under the current registration statement, we do not understand how Mac & Co beneficially owns 241,500 shares. Please revise the table and footnote disclosure to reconcile these and other similar discrepancies.

- With a view to disclosure, tell us in your response letter the number of shares each selling shareholder is carrying forward from registration statement no. 333-121761.

Exhibits

6. Please file or incorporate by reference as exhibits the material agreements between the company and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions behind the shares being registered.

Exhibit 5.1 legality opinion

7. We note the following limitation contained in counsel's legal opinion: "I am a member of the bar only of the states of New York and New Jersey. Accordingly, the opinions set forth above are limited to the laws of those states and the United States of America and my general understanding of corporate laws applicable to the Company. I do not purport to be an expert on the laws of any other jurisdiction nor do I express an opinion as to the laws of any other jurisdiction except as stated herein." This limitation is inappropriate as it calls into question whether counsel is qualified to opine on the legality of the shares being offered under the laws of the state of Nevada, which is where the company is incorporated. Please have counsel revise its opinion to remove the limitation and to clarify that counsel is opining upon the legality of the shares under Nevada law.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Vaughn Duff, Esq.
        Fax: (727) 324-0063